                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               SCHEDULE 13D/A/1/

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*

                            REYNOLDS METALS COMPANY
         ------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, no par value
         ------------------------------------------------------------
                        (Title of class of securities)

                                  761763 101
                 ---------------------------------------------
                                (CUSIP number)

                       Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                             200 Clarendon Street
                                  51st Floor
                               Boston, MA 02117
                                (617) 850-7570
         ------------------------------------------------------------
         (Name, address and telephone number of person authorized to receive notices and communications)

                               January 21, 2000
         ------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                      (Continued on the following pages)

                             (Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------
/1/ This Schedule 13D/A amends the Schedule 13 filed by Highfields Capital Management LP, Highfields GP LLC, Jonathon S. Jacobson and Richard L. Grubman on March 17, 1999, as amended. This Schedule 13D/A is the first
     Schedule 13D filing of Highfields Capital Ltd. with respect to the Issuer.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP No. 761763 101                                     PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields Capital Management LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,893,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,893,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,893,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP No. 761763 101                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields GP LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,893,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,893,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,893,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP No. 761763 101                                     PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathon S. Jacobson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,893,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,893,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,893,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP No. 761763 101                                     PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard L. Grubman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,893,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,893,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,893,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP No. 761763 101                                     PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields Capital Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,401,797

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,401,797

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,401,797

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

  CUSIP No. 761763 101                                     PAGE 7 OF 11 PAGES


     This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on March 17, 1999, as amended by Amendment No. 1 filed on June 23, 1999, Amendment No. 2 filed on August 12, 1999, and Amendment No. 3 filed on August 20, 1999 (as amended, the "Schedule 13D"), by Highfields Capital Management LP, Highfields GP LLC, Jonathon S. Jacobson and Richard L. Grubman relating to the shares of common stock, no par value (the "Shares"), of Reynolds Metals Company (the "Company"). This Amendment No. 4 amends and restates the
Schedule 13D with respect to Items 2, 3 and 5.  All other information in the
Schedule 13D shall remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 4 is being filed to include Highfields Capital Ltd. as a reporting person in connection with its acquisition of more than 5% of the outstanding shares of the Issuer.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     (a), (b) AND (c)    This statement is being filed by the following persons:
Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Highfields Capital Ltd. ("Highfields Ltd."), a company organized under the laws of the Cayman Islands, B.W.I., Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

     Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Ltd., Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), and Highfields Capital II LP, a Delaware limited partnership ("Highfields II" and together with Highfields I and Highfields Ltd., the "Funds"). The business address and principal executive office of Highfields Capital Management is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117.

     Highfields Ltd. is principally engaged in the business of buying, selling and owning securities and those activities incidental to buying, selling and owning securities. The business address and principal executive office of Highfields Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, B.W.I.

     Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive office of Highfields GP is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117.

     Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02117. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

  CUSIP No. 761763 101                                     PAGE 8 OF 11 PAGES


     The Shares to which this Schedule 13D relates are owned directly by the Funds.

     (d) AND (e)    During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The aggregate purchase price of the 512,922 Shares owned by Highfields I was $27,379,295.27, inclusive of brokerage commissions.

     The aggregate purchase price of the 978,281 Shares owned by Highfields II was $51,900,855.20, inclusive of brokerage commissions.

     The aggregate purchase price of the 3,401,797 Shares owned by Highfields Ltd. was $195,120,745.56, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used their own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
          --------------------------------

     (a) AND (b)    As of January 27, 2000, Highfields I and Highfields II owned beneficially 512,922 and 978,281 Shares, respectively, representing approximately 0.8% and 1.5%, respectively, of the 63,227,428 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "Form 10-Q").

  CUSIP No. 761763 101                                     PAGE 9 OF 11 PAGES


     As of January 27, 2000, Highfields Ltd. had sole voting and dispositive power with respect to 3,401,797 Shares owned beneficially by Highfields Capital Ltd., representing approximately 5.4% of the 63,227,428 Shares outstanding as reported in the Form 10-Q.

     As of January 27, 2000, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 4,893,000 Shares owned beneficially by the Funds, representing approximately 7.7% of the 63,227,428 Shares outstanding as reported in the Form 10-Q.

     As of January 27, 2000, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 4,893,000 Shares owned beneficially by Highfields Capital Management, representing approximately 7.7% of the 63,227,428 Shares outstanding as reported in the Form 10-Q.

     As of January 27, 2000, Mr. Jacobson, as a Managing Member of
Highfields GP, had sole voting and dispositive power with respect to all 4,893,000 Shares owned beneficially by Highfields GP, representing approximately 7.7% of the 63,227,428 Shares outstanding as reported in the Form 10-Q.

     As of January 27, 2000, Mr. Grubman, as a Managing Member of Highfields GP, had sole voting and dispositive power with respect to all 4,893,000 Shares owned beneficially by Highfields GP, representing approximately 7.7% of the 63,227,428 Shares outstanding as reported in the Form 10-Q.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.

     (d)    None.

     (e)    Not applicable.



        *The remainder of this page has been intentionally left blank*

  CUSIP No. 761763 101                                     PAGE 10 OF 11 PAGES

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2000      HIGHFIELDS CAPITAL MANAGEMENT LP

                              By: Highfields GP LLC, its General Partner


                              By: /s/ KENNETH H. COLBURN
                                  ----------------------
                                  Kenneth H. Colburn
                                  Authorized Signatory


                              HIGHFIELDS GP LLC


                              By: /s/ KENNETH H. COLBURN
                                  ----------------------
                                  Kenneth H. Colburn
                                  Authorized Signatory

                              HIGHFIELDS CAPITAL LTD.


                              By: Highfields Capital Management LP, its
                                  Investment Manager


                              By: Highfields GP LLC, its General Partner


                              By: /s/ KENNETH H. COLBURN
                                  ----------------------
                                  Kenneth H. Colburn
                                  Authorized Signatory

  CUSIP No. 761763 101                                     PAGE 11 OF 11 PAGES

                              RICHARD L. GRUBMAN


                              /s/ KENNETH H. COLBURN
                              ----------------------
                              Kenneth H. Colburn
                              Attorney-in-Fact



                              JONATHON S. JACOBSON


                              /s/ KENNETH H. COLBURN
                              ----------------------
                              Kenneth H. Colburn
                              Attorney-in-Fact

                                  Schedule A
                                  ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS I DURING THE PAST SIXTY DAYS



                      Number of Shares
                     of Common Stock
   Date            Purchased/(Sold)//1//   Price Per Share
-----------        ---------------------   ---------------

  12/1/99                  13,811               63.03
  12/1/99                  44,887               63.05
  12/1/99                   7,942               62.87
 1/20/2000                  6,750               67.30
 1/20/2000                    542               67.02
 1/24/2000                 17,200               67.89
  TOTAL:                   91,132                 ---

//1// All transactions were effected through open market or privately negotiated purchases

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS II DURING THE PAST SIXTY DAYS


                      Number of Shares
                     of Common Stock
   Date            Purchased/(Sold)//1//   Price Per Share
-----------        ---------------------   ---------------

  12/1/99                  26,189               63.03
  12/1/99                  85,113               63.05
  12/1/99                  15,058               62.87
 1/20/2000                 13,500               67.30
 1/20/2000                  1,032               67.02
 1/24/2000                 34,400               67.89
  TOTAL:                  175,292                 ---

//1// All transactions were effected through open market or privately negotiated purchases

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                 BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS




                      Number of Shares
                     of Common Stock
   Date            Purchased/(Sold)//1//   Price Per Share
-----------        ---------------------   ---------------

 1/20/2000                 54,750               67.30
 1/20/2000                  3,426               67.02
 1/21/2000                 25,000               67.30
 1/21/2000                100,000               68.80
 1/21/2000                110,000               68.10
 1/24/2000                 34,400               67.89
  TOTAL:                  327,576                 ---

//1// All transactions were effected through open market or privately negotiated purchases